Exhibit 99.2

55 Serangoon North Avenue 4, #01-05,

Singapore 555859

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO BE HELD ON NOVEMBER 12, 2026

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the members (the “Members”) of Fitness Champs Holdings Limited, a Cayman Islands exempted company (the “Company”) will be held at 55 Serangoon North Avenue 4, #01-05, Singapore 555859, at 10am (Singapore Time) on November 12, 2026 for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolutions:

Proposal 1	First Share Consolidation: to approve, as an ordinary resolution, that, subject to and conditional upon the Nasdaq Notification Condition having been satisfied in respect of the First Share Consolidation, with effect as soon as practicable following the Meeting, from the opening of trading on the Market Effective Date of the First Share Consolidation (the “First Consolidation Effective Time”), the share capital of the Company be consolidated as follows (the “First Share Consolidation”), where “Nasdaq Notification Condition” means that (i) the Company has submitted a completed Company Event Notification Form to The Nasdaq Stock Market LLC (“Nasdaq”), and (ii) the Company has made the public announcement required by Nasdaq Listing Rule 5250(b)(4); and “Market Effective Date” means the proposed date on which the First Share Consolidation takes effect in the market, as stated in the Company Event Notification Form:

1(a)	every two (2) issued and unissued class A ordinary shares of par value US$0.00225 each in the share capital of the Company (the “Existing Class A Shares”) be consolidated into one (1) consolidated class A ordinary share of par value US$0.0045 each (the “Consolidated Class A Shares”), such Consolidated Class A Shares to rank pari passu in all respects with each other and to have the same rights and be subject to the same restrictions (save as to par value) as the Existing Class A Shares as set out in the third amended and restated memorandum and articles of association of the Company;

1(b)	every two (2) issued and unissued class B ordinary shares of par value US$0.00225 each in the share capital of the Company (the “Existing Class B Shares”) be consolidated into one (1) consolidated class B ordinary share of par value US$0.0045 each (the “Consolidated Class B Shares”), such Consolidated Class B Shares to rank pari passu in all respects with each other and to have the same rights and be subject to the same restrictions (save as to par value) as the Existing Class B Shares as set out in the third amended and restated memorandum and articles of association of the Company;

1(c)	every two (2) issued and unissued preferred shares of par value US$0.00225 each in the share capital of the Company (the “Existing Preferred Shares”) be consolidated into one (1) consolidated preferred share of par value US$0.0045 each (the “Consolidated Preferred Shares”), such Consolidated Preferred Shares to rank pari passu in all respects with each other and to have the same rights and be subject to the same restrictions (save as to par value) as the Existing Preferred Shares as set out in the third amended and restated memorandum and articles of association of the Company;

1(d)	no fractional shares be issued in connection with the First Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the First Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next whole number, and the directors of the Company be authorised to capitalise such sum standing to the credit of the share premium account or any other reserve or fund of the Company as may be required to pay up in full at par the additional fraction of a share arising from such rounding up, and to apply such sum accordingly; and

1(e)

as a result of the First Share Consolidation, the authorized share capital of the Company be changed from US$23,000,000 divided into (i) 10,177,777,777.78 class A ordinary shares of par value US$0.00225 each, (ii) 22,222,222.22 class B ordinary shares of par value US$0.00225 each, and (iii) 22,222,222.22 preferred shares of par value US$0.00225 each to US$23,000,000 divided into (i) 5,088,888,888.89 class A ordinary shares of par value US$0.0045 each, (ii) 11,111,111.11 class B ordinary shares of par value US$0.0045 each, and (iii) 11,111,111.11 preferred shares of par value US$0.0045 each.

Proposal 2	Adoption of Fourth Amended and Restated Memorandum and Articles of Association: to approve, as a special resolution, that, subject to the passing of Proposal 1 and with effect from the First Consolidation Effective Time, the Company adopt the fourth amended and restated memorandum and articles of association in the form attached to the proxy statement as Annex A (the “Fourth Amended and Restated M&A”), in substitution for, and to the exclusion of, the third amended and restated memorandum and articles of association of the Company, to reflect the First Share Consolidation.

Proposal 3	Second Share Consolidation: to approve, as an ordinary resolution, that, subject to and conditional upon: (i) the First Share Consolidation having taken effect; (ii) the Company having received aggregate gross proceeds of not less than US$5,000,000 from its public offering pursuant to its registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Offering”) on or before December 15, 2026 (the “Fundraising Deadline”) (the “Fundraising Condition”); and (iii) the Company having submitted to Nasdaq a completed Company Event Notification Form in respect of the Second Share Consolidation and having made the public announcement in respect of the Second Share Consolidation required by Nasdaq Listing Rule 5250(b)(4), with effect from the opening of trading on such date, falling on or before December 15, 2026, as shall be determined by the board of directors of the Company and as stated in the Company Event Notification Form submitted to Nasdaq in respect of the Second Share Consolidation (the “Second Consolidation Effective Date”), the share capital of the Company be consolidated as follows (the “Second Share Consolidation”): (a) every one hundred (100) issued and unissued Consolidated Class A Shares of par value US$0.0045 each be consolidated into one (1) class A ordinary share of par value US$0.45 each; (b) every one hundred (100) issued and unissued Consolidated Class B Shares of par value US$0.0045 each be consolidated into one (1) class B ordinary share of par value US$0.45 each; and (c) every one hundred (100) issued and unissued Consolidated Preferred Shares of par value US$0.0045 each be consolidated into one (1) preferred share of par value US$0.45 each, in each case ranking pari passu in all respects with each other and having the same rights and being subject to the same restrictions (save as to par value) as the corresponding consolidated shares as set out in the Fourth Amended and Restated M&A; and that: (d) no fractional shares be issued in connection with the Second Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Second Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next whole number, and the directors of the Company be authorised to capitalise such sum standing to the credit of the share premium account or any other reserve or fund of the Company as may be required to pay up in full at par the additional fraction of a share arising from such rounding up, and to apply such sum accordingly; (e) with effect from the Second Consolidation Effective Date, as a result of the Second Share Consolidation, the authorized share capital of the Company be changed from US$23,000,000 divided into (i) 5,088,888,888.89 class A ordinary shares of par value US$0.0045 each, (ii) 11,111,111.11 class B ordinary shares of par value US$0.0045 each, and (iii) 11,111,111.11 preferred shares of par value US$0.0045 each to US$23,000,000 divided into (i) 50,888,888.8889 class A ordinary shares of par value US$0.45 each, (ii) 111,111.1111 class B ordinary shares of par value US$0.45 each, and (iii) 111,111.1111 preferred shares of par value US$0.45 each; and (f) if any of the conditions set out above has not been satisfied, or the Second Consolidation Effective Date has not occurred, in each case on or before December 15, 2026, this resolution shall lapse and be of no further force or effect and the Second Share Consolidation shall not take effect.

Proposal 4	Adoption of Fifth Amended and Restated Memorandum and Articles of Association: to approve, as a special resolution, that, subject to the passing of Proposal 3 and the Second Share Consolidation taking effect, with effect from the Second Consolidation Effective Date, the Company adopt the fifth amended and restated memorandum and articles of association in the form attached to the proxy statement as Annex B (the “Fifth Amended and Restated M&A”), in substitution for, and to the exclusion of, the Fourth Amended and Restated M&A, to reflect the Second Share Consolidation.

Proposal 5	Re-appointment of Auditor: to approve, as an ordinary resolution, that the re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026 be approved, confirmed and ratified.

Proposal 6	Re-appointment of Directors: to approve, as an ordinary resolution, that each of the following persons be re-appointed as a director of the Company to hold office until the 2027 annual general meeting of the Company or until his or her successor is elected or appointed: 6(a) Ms. Jue Hui Joyce Lee; 6(b) Mr. Yong Mong Koh; 6(c) Mr. Junting Jason Liu; 6(d) Mr. Poh Lu Tang; and 6(e) Mr. Shi Wei Lay.

Proposal 7	Adjournment: to approve, as an ordinary resolution, that the Meeting be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the board of directors of the Company, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. We are not aware of any other business to come before the Meeting. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” on Proposals 1 through 7.

The Board of Directors of the Company has fixed the close of business on October 22, 2026 (Singapore time) as the record date (the “Record Date”) for determining the members entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Accordingly, only Members at the close of business on the Record Date are entitled to attend and vote at the Meeting or at any adjournment or postponement that may take place.

All Members are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from voting in person at the Meeting.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about October 30, 2026.

It is important that your shares are represented at the Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Meeting in person, please vote your shares promptly by casting your vote via the internet or, if you prefer to mail your proxy or vote instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the internet or by mail before the Meeting, or by voting in person at the Meeting.

If you plan to attend the Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Meeting and vote in person.

The Notice of the Annual General Meeting of Members, the Proxy Card and the Proxy Statement are also available through our website at fitnesschamps.sg.

By Order of the Board of Directors,

Joyce Lee Jue Hui

Chief Executive Officer & Executive Director

October 29, 2026